UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2022
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rue 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2022

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2022

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: October 26, 2022

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2022 THIRD QUARTER REPORT

EVERYONE GETS HOME SAFE

Letter to Shareholders
Dear Shareholder:
Having been married for almost three decades, I would not recommend intentionally creating a test to verify the strength of a relationship. However, when circumstances arise whereby a relationship is tested and that relationship proves to be strong, it can be a very satisfying experience. This is where we find ourselves as NACG’s joint venture partners, customers, and employees were right there with us weathering the storm we persevered earlier in the year. I feel truly fortunate that NACG has the kind of relationships that allow us to emerge stronger after temporary setbacks.
The quarter had many achievements, not the least of which was the amendment of key contracts to adjust for the impacts of inflation that had not been fully reflected in annual indices. Our customer relationships proved solid as we openly and transparently resolved the issues to mutual satisfaction. These contract amendments will serve as a template and precedent should future indices be significantly misaligned with actual costs.
We also made significant progress on our maintenance manpower support which led directly to the increased utilization of our fleet. During the quarter, while our OEM dealers struggled to supply maintenance support, we continued to innovatively recruit skilled tradespeople and have added about 50 new maintenance employees and 20 additional mechanics from non-OEM maintenance vendors – some from as far away as Australia. We likewise added to our maintenance apprenticeship program and expect to soon generate between 20 and 30 red seal Heavy Equipment Technicians (HET’s) per year from this program.
Late in the quarter, we broke ground and commenced earthworks on our Fargo-Moorhead major infrastructure project. The project will ramp up to a modest level over winter but is expected to make another major jump to full production levels in spring 2023. The project team completed an initial risk/cost review and we expect that overall project margins will remain intact and we will perform a full and comprehensive forecast in 2023 as the project progresses and more actual production and cost data becomes available.
I’m going to bullet point our other achievements in the quarter, otherwise this will start to look more like a novel than a letter. During Q3, we:
•added over 10% to operations manpower while continuing to improve safety metrics;
•executed our highest Q3 equipment utilization on record, leading to our best Q3 financial results on record;
•completed our most recent normal course issuer bid in September, having acquired and cancelled 2,113,054 common shares;
•successfully extended our senior secured credit facility;
•acquired ML Northern Services Ltd., a high-quality heavy equipment servicing business, furthering our objective of vertically integrating our maintenance services;
•entered into a Total Return Swap (TRS) arrangement in relation to up to 1,000,000 shares;
•posted the highest financial results ever from our share of the Nuna Group of Companies;
•experienced strong results and support from our DGI team, helping us achieve continued strong equipment and component sales, and
•completed installation of telematics systems on over 340 units on schedule and under budget in both capital and operating costs.
While I am very proud of our team and the Q3 results achieved, our celebrations are always brief as we prepare for the busy winter season ahead and put our full focus on a safe and efficient close out of the year.
Speaking of year-end, we have updated our 2022 guidance and with a strong Q3 in the books and high winter demand, we are able to tighten the range and increase our midpoints. Our capital allocation has been updated to actuals with the shareholder activities and growth spending being behind us and the deleveraging to occur off anticipated high free cash flow in the fourth quarter.
We have planned out our expected work in 2023 and have provided our estimated range of outcomes. Although we expect some pressure on earnings and free cash flow due to increased interest rates, we are pleased to show continued annual EBITDA growth coming out of a record expected combined revenue of over $1 billion, especially considering the scheduled Q2 2023 completion of our major Northern Ontario gold mine project with Nuna and the

i

remobilization of that fleet. Free cash flow of between $85 and $105 million shows the strength of our business, albeit negatively impacted by higher interest rates, increased sustaining capital due to the higher volumes, and increased costs for major components and replacement equipment. Last year was the first year NACG exceeded $200 million in annual EBITDA and only four years after cracking the $100 million annual mark in 2018, so we are eager to continue the trend, execute the 2023 work, and continue to profitably grow and diversify our business. Regarding 2023 capital allocation, we continue to assess our options in light of market and other macro conditions. The free cash flow generation we expect in 2023 provides us with a great deal of flexibility and we will continue to look to optimize returns for shareholders.
In closing, I want to thank our employees, partners, customers, vendors, and you, my fellow shareholders, for showing the strengths of our relationships and supporting us through a tough spot earlier in the year. As I said at the beginning, we have no desire to intentionally test those relationships going forward but it is nice to know how solid they are when you need them. Thanks again and I look forward to sharing strong Q4 and year-end results with you in February.
Joseph Lambert
President & Chief Executive Officer
October 26, 2022

i

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2022
October 26, 2022
The following Management’s Discussion and Analysis ("MD&A") is as of October 26, 2022 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2022, the audited consolidated financial statements and notes that follow for the year ended December 31, 2021 and our annual MD&A for the year ended December 31, 2021.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital", "total combined revenue" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis September 30, 2022	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 3 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	September 30,
	2022	2021	Change
Revenue	$191,383	$165,962	$25,421
Total combined revenue(i)	269,617	209,236	60,381

Gross profit	24,567	21,711	2,856
Gross profit margin	12.8%	13.1%	(0.3)%

Combined gross profit(i)	39,651	32,644	7,007
Combined gross profit margin(i)(ii)	14.7%	15.6%	(0.9)%

Operating income	17,649	14,373	3,276

Adjusted EBITDA(i)	60,110	47,538	12,572
Adjusted EBITDA margin(i)(iii)	22.3%	22.7%	(0.4)%

Net income	20,220	13,973	6,247
Adjusted net earnings(i)	17,558	14,127	3,431

Cash provided by operating activities	31,432	32,185	(753)
Cash provided by operating activities prior to change in working capital(i)	39,810	31,516	8,294

Free cash flow(i)	3,390	9,985	(6,595)

Purchase of PPE	31,205	28,557	2,648
Sustaining capital additions(i)	30,578	19,763	10,815
Growth capital additions(i)	—	13	(13)

Basic net income per share	$0.75	$0.49	$0.26
Adjusted EPS(i)	$0.65	$0.50	$0.15
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $191.4 million represented a $25.4 million (or 15%) increase from Q3 2021. Revenue generated by NACG’s core heavy equipment fleet was up 18% quarter over quarter, with the driver of this increase being equitable contributions from higher equipment and unit rates as well as improved utilization. Equipment and unit rates were updated in the quarter to reflect the specific inflationary cost pressures being experienced in the Fort McMurray region. Equipment operating hours and the associated operational headcount were both up 10% in the quarter and yielded utilization of 62% which was significantly higher than Q3 2021 utilization of 52% and was particularly strong in the month of September. Vacancy rates of heavy equipment technician roles have lowered with net new hires of 50 heavy equipment technicians in the past three months which was a key factor in the overall equipment utilization achieved. The other wholly-owned business lines, primarily being DGI Trading Pty Ltd. and the external sales of rebuilt haul trucks, each posted strong revenue in the quarter consistent with Q3 2021.
Combined revenue of $269.6 million represented a $60.4 million (or 29%) increase from Q3 2021. Our share of revenue generated in Q3 2022 by joint ventures and affiliates was $78.2 million compared to $43.3 million in Q3 2021 (an increase of 81%). Nuna Group of Companies had its best financial quarter on record driven by the activity at the gold mine in Northern Ontario and the core businesses operating at better than historical levels. Secondary drivers of the increase in combined revenue include: i) the continued growth of top-line revenue from rebuilt ultra-class haul trucks now being owned by the Mikisew North American Limited Partnership ("MNALP"), ii) increasing throughput of the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the increasingly important impact of the joint ventures dedicated to the Fargo-Moorhead flood diversion project. The ground-breaking ceremony and official start of construction occurred in the quarter and ramp-up of activities is underway with the project currently at less than 5% of being complete and remaining on budget and schedule in this early phase of the project.
Adjusted EBITDA of $60.1 million represented an increase of $12.6 million (or 27%) from the Q3 2021 result of $47.5 million as the combined revenue increase of 29% was supported by stable margins. The adjusted EBITDA margin of 22.3% reflected strong operational performance in the quarter as operations in the Fort McMurray,

Management's Discussion and Analysis September 30, 2022	M-2	North American Construction Group Ltd.

Northern Canada, and Northern Ontario regions experienced predictable and productive weather conditions for the majority of the quarter. The equipment and unit rates which were updated during the quarter were key factors for the Fort McMurray operations to return to historical margin performance. Margins realized from parts and component sales made by DGI Trading contributed to margin stability when comparing to Q3 2021 given the acquisition occurred on July 1, 2021. The second-life rebuild program commissioned and sold two 240-ton haul trucks and one ultra-class 400-ton haul truck during the quarter. Lastly, the Canadian Emergency Wage Subsidy ("CEWS") program, which concluded in Q4 2021, was a modest factor in quarter-over-quarter comparisons with Q3 2021 being the last quarter for which we qualified.
General and administrative expenses (excluding stock-based compensation) were $6.6 million, or 3.4% of revenue, compared to $7.1 million, or 4.3% of revenue and were stable for the quarter. Cash related interest expense for the quarter was $6.3 million at an average cost of debt of 5.8% compared to 4.3% in Q3 2021 as posted interest rates have increased noticeably over the past twelve-month period.
Adjusted EPS of $0.65 on adjusted net earnings of $17.6 million is 31% up from the prior year figure of $0.50 primarily from adjusted EBIT with a lower share count also contributing to the overall increase. Weighted-average common shares outstanding for the third quarters of 2022 and 2021 were 26,836,133 and 28,436,974, respectively, representing a decrease of 1,600,841 as the existing NCIB was completed in September. For reference, the quarter ended with 26,428,661 common shares issued and outstanding. Offsetting these positive drivers was higher interest expense which on a per share basis was up $0.07 per share as similar debt levels attracted an overall cost of debt of 5.8% compared to 4.3% in Q3 2021.
Free cash flow was $3.4 million in the quarter as adjusted EBITDA generated $60.1 million, detailed above, and when netted against sustaining capital additions ($30.6 million) and cash interest paid ($6.9 million) produced positive cash of $22.6 million . However, routine fluctuations in working capital balances which required cash in the quarter ($8.3 million) and cash managed within the various joint ventures had similar and significant impact on free cash flow in the quarter. For reference, both of these factors have historically reversed in the fourth quarter. Similar to Q3 2021, the ultra-class rebuild program reduced work-in-progress inventories in the quarter as the commissioning and sale of certain units to MNALP occurred in September.
SIGNIFICANT BUSINESS EVENTS
Total Return Swap Agreement
On October 4, 2022, we entered into a total return swap agreement in relation to up to 1,000,000 of NACG's common shares with a notional value of approximately $15.0 million for a twelve-month period. Subject to certain conditions, the agreement may be unwound prior to its maturity, either in whole or in part. The counterparty to this agreement is a highly rated Canadian financial institution. This agreement provides an opportunity to capitalize on our belief that our current share price does not reflect our underlying value.
Acquisition of ML Northern Services Ltd.
On October 1, 2022, we acquired a privately-owned heavy equipment servicing company specializing in mobile fuel, lube, and steaming services based in Fort McMurray, Alberta, for an estimated purchase price of $15.0 million, net of cash acquired and funded through existing debt facilities. The purchase price is approximately equal to the net tangible assets, comprised primarily of approximately twenty mobile fuel, lube and steaming trucks but also includes the required supporting light equipment fleet. We are in the process of evaluating the appropriate accounting treatment and valuing amounts for the major classes of assets and liabilities acquired, intangible assets and preacquisition contingencies in order to allocate the purchase price. The acquisition was premised on our continued drive to lower operating costs by maximizing our internal maintenance capabilities.
Credit Facility Amended and Extended
On September 20, 2022, we announced an amendment and extension of our senior secured credit facility (the “Credit Facility”). The facility maturity date has been extended by one year with a new maturity date of October 8, 2025. In addition to the extension of existing favourable terms, the overall capacity has been allocated to provide greater flexibility in operating the Company’s joint ventures.

Management's Discussion and Analysis September 30, 2022	M-3	North American Construction Group Ltd.

Normal Course Issuer Bid
On April 6, 2022, we announced a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,113,054 of our voting common shares, representing 10.0% of our public float and 7.1% of our issued and outstanding common shares as of March 31, 2022 (with no more than 1,498,716 common shares, being approximately 5.0% of issued and outstanding voting common shares, to be purchased on the NYSE and alternative trading systems). This NCIB commenced on April 11, 2022 and was completed in September with the maximum number of shares purchased and cancelled.

Management's Discussion and Analysis September 30, 2022	M-4	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and nine months ended September 30, 2022 results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2022	2021	2022	2021
Revenue	$191,383	$165,962	$536,122	$473,142
Cost of sales	140,440	122,825	393,756	326,823
Depreciation	26,376	21,426	83,408	78,966
Gross profit	$24,567	$21,711	$58,958	$67,353
Gross profit margin	12.8%	13.1%	11.0%	14.2%
General and administrative expenses (excluding stock-based compensation)	6,576	7,136	18,426	20,074
Stock-based compensation expense (benefit)	437	(62)	(129)	9,963
Operating income	17,649	14,373	39,592	37,664
Interest expense, net	6,522	4,845	16,769	13,782
Net income	20,220	13,973	41,291	36,100

Adjusted EBITDA(i)	60,110	47,538	159,499	151,049
Adjusted EBITDA margin(i)(ii)	22.3%	22.7%	21.7%	26.2%

Per share information
Basic net income per share	$0.75	$0.49	$1.49	$1.28
Diluted net income per share	$0.65	$0.44	$1.33	$1.16
Adjusted EPS(i)	$0.65	$0.50	$1.33	$1.47
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Revenue from wholly-owned entities per financial statements	$191,383	$165,962	$536,122	$473,142
Share of revenue from investments in affiliates and joint ventures	161,823	88,531	413,027	224,149
Adjustments for joint ventures	(83,589)	(45,257)	(214,992)	(119,963)
Total combined revenue(i)	$269,617	$209,236	$734,157	$577,328

(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Gross profit from wholly-owned entities per financial statements	$24,567	$21,711	$58,958	$67,353
Share of gross profit from investments in affiliates and joint ventures	15,084	10,933	35,040	24,454
Combined gross profit(i)	$39,651	$32,644	$93,998	$91,807
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2022	M-5	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Net income	$20,220	$13,973	$41,291	$36,100
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(95)	264	1,069	(348)
Stock-based compensation expense (benefit)	437	(62)	(129)	9,963
Net realized and unrealized gain on derivative financial instruments	—	—	—	(2,737)
Write-down on assets held for sale	—	—	—	700
Equity investment net realized and unrealized gain on derivative financial instruments	(2,925)	—	(5,140)	—
Tax effect of the above items	(79)	(48)	(216)	(2,211)
Adjusted net earnings(i)	17,558	14,127	36,875	41,467
Adjustments:
Tax effect of the above items	79	48	216	2,211
Interest expense, net	6,522	4,845	16,769	13,782
Income tax (benefit) expense	4,983	2,388	10,184	6,798
Equity earnings in affiliates and joint ventures(i)	(14,076)	(6,833)	(28,652)	(16,279)
Equity investment EBIT(i)	15,676	9,489	32,785	19,544
Adjusted EBIT(i)	30,742	24,064	68,177	67,523
Adjustments:
Depreciation and amortization	26,592	21,617	84,051	79,092
Write-down on assets held for sale	—	—	—	(700)
Equity investment depreciation and amortization(i)	2,776	1,857	7,271	5,134
Adjusted EBITDA(i)	$60,110	$47,538	$159,499	$151,049
(i)See "Non-GAAP Financial Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT and depreciation and amortization is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Equity earnings in affiliates and joint ventures	$14,076	$6,833	$28,652	$16,279
Adjustments:
Interest expense, net	589	(94)	1,901	70
Income tax expense	997	2,768	2,167	3,081
Gain on disposal of property, plant and equipment	14	(18)	65	114
Equity investment EBIT(i)	$15,676	$9,489	$32,785	$19,544
Depreciation	$2,600	$1,812	$6,743	$4,915
Amortization of intangible assets	176	45	528	219
Equity investment depreciation and amortization(i)	$2,776	$1,857	$7,271	$5,134
(i)See "Non-GAAP Financial Measures".
Analysis of three and nine months ended September 30, 2022 results
Revenue
For the three months ended September 30, 2022, revenue was $191.4 million, up from $166.0 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleet at the Syncrude Aurora mine, driven by higher revenue on the overburden removal work scopes. The Fort Hills mine also contributed to this increase in revenue as remobilization of our fleet to that mine site occurred over the second and third quarters of 2021. Increases in revenue benefited from improved operating utilization of 62% (from 52% in Q3 2021) as productive weather conditions and fewer vacancies in heavy equipment technicians and general workforce availability in the Fort McMurray region bolstered site performance.

Management's Discussion and Analysis September 30, 2022	M-6	North American Construction Group Ltd.

For the nine months ended September 30, 2022, revenue was $536.1 million, up from $473.1 million in the same period last year. This increase of 13% reflects the same Q3 factors mentioned above and the bolstered revenues from the acquisition of the Australian component supplier on July 1, 2021 and the sale of seven second-life rebuilt ultra-class haul trucks to MNALP, our strategic partnership with the Mikisew Group of Companies.
Gross profit
For the three months ended September 30, 2022, gross profit was $24.6 million, and a 12.8% gross profit margin, up from a gross profit of $21.7 million but slightly down from gross profit margin of 13.1% in the same period last year. In particular, margin performance at the Aurora mine remained consistent as Q3 2021 was a strong operational quarter as well. Albeit trending in the right direction with the net addition of 50 heavy equipment technicians in the quarter, shortages of heavy equipment technicians continue to impact equipment availability and associated margins which offers upside moving forward. When comparing to Q3 2021, the discontinued CEWS program only had a modest impact on quarter-over-quarter comparisons. Profits from the sale of second-life rebuilt haul trucks and the continued strong margins from parts and component sales made by DGI also were contributing factors in margin stability. For the three months ended September 30, 2022, cost of sales were $140.4 million, up from cost of sales of $122.8 million in the same period last year. When comparing the current quarter to Q3 2021 costs, cost escalations related to wages and repair parts in the Fort McMurray region were the primary drivers.
For the nine months ended September 30, 2022, gross profit was $59.0 million, and a 11.0% gross profit margin, down from $67.4 million, and a 14.2% gross profit margin, in the same period last year. For the nine months ended September 30, 2022, cost of sales were $393.8 million up from cost of sales of $326.8 million in the same period last year. The gross profit margin was impacted by the Q3 factors discussed above. In summary, gross margin was further impacted during the year by workforce availability issues in January due to high COVID-19 Omicron cases and the significant impact of cost inflation and skilled labour shortages in Q2 2022.
A breakdown of cost of sales is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Salaries, wages, & benefits	$68,215	$59,109	$199,285	$171,931
Repair parts & consumable supplies	40,241	37,204	102,278	99,535
Fuel	1,635	2,727	10,793	10,076
Subcontractor services	12,460	6,906	24,172	17,210
Third-party rentals	5,238	8,174	17,079	18,585
Equipment & component sales	12,486	8,448	39,322	9,163
Other	165	257	827	323
Cost of sales	$140,440	$122,825	$393,756	$326,823
For the three months ended September 30, 2022, depreciation was $26.4 million, or 13.8% of revenue, up from $21.4 million, or 12.9% of revenue, in the same period last year. The increased depreciation in the current quarter is related to increased utilization of the fleet due to more site activity when compared to the same period last year.
For the nine months ended September 30, 2022, depreciation was $83.4 million, or 15.6% of revenue, up from $79.0 million, or 16.7% of revenue, in the same period last year. The increase in depreciation for the nine months ended September 30, 2022 is driven by the Q3 factors discussed above.
Operating income
For the three months ended September 30, 2022, we recorded operating income of $17.6 million, an increase of $3.3 million from the $14.4 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $6.6 million (or 3.4% of revenue) for the quarter, lower than the $7.1 million (or 4.3% of revenue) in the prior year. Stock-based compensation expense increased by $0.5 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
For the nine months ended September 30, 2022, we recorded operating income of $39.6 million, an increase of $1.9 million from the $37.7 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $18.4 million (or 3.4% of revenue) compared to the $20.1 million (or 4.2%

Management's Discussion and Analysis September 30, 2022	M-7	North American Construction Group Ltd.

of revenue) for the nine months ended September 30, 2021. General and administrative expenses notably benefited from a one-time Fargo-Moorhead joint venture receipt which was recognized as a recovery. Excluding this recovery, direct G&A spending was 4.0% of revenue. Stock-based compensation expense decreased by $10.1 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Interest expense
Credit Facility	$2,702	$1,445	$5,883	$5,032
Convertible debentures	1,729	1,729	5,132	3,415
Finance lease obligations	371	543	1,239	1,780
Mortgage	251	242	757	728
Promissory notes	142	110	378	324
Financing obligations	281	391	958	1,196
Amortization of deferred financing costs	242	311	792	752
Interest expense	$5,718	$4,771	$15,139	$13,227
Other interest expense, net	804	74	1,630	555
Total interest expense, net	$6,522	$4,845	$16,769	$13,782

Equity earnings in affiliates and joint ventures	$(14,076)	$(6,833)	$(28,652)	$(16,279)
Net realized and unrealized gain on derivative financial instruments	—	—	—	(2,737)
Income tax expense	4,983	2,388	10,184	6,798
Total interest expense was $6.5 million during the three months ended September 30, 2022, an increase from the $4.8 million recorded in the prior year. During the nine months ended September 30, 2022, total interest expense was $16.8 million, an increase from the $13.8 million recorded in the prior year.
Cash related interest expense for the three months ended September 30, 2022, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million, was $6.3 million and represents an average cost of debt of 5.8% when factoring in the Credit Facility balances during the quarter (compared to 4.3% for the three months ended September 30, 2021). Cash related interest expense for the nine months ended September 30, 2022 (excluding amortization of deferred financing cost of $0.8 million) was $16.0 million and represents an average cost of debt of 5.1% (compared to 4.1% for the nine months ended September 30, 2021).
Equity earnings in affiliates and joint ventures of $14.1 million and $28.7 million for the three and nine months ended September 30, 2022, respectively, were generated by the Nuna Group of Companies and other various joint ventures consolidated using the equity method. The increases in the three and nine months ended September 30, 2022 can be attributed to the record quarterly results and margins from the Nuna joint ventures, the ramp-up of work on the Fargo-Moorhead project, and from earnings generated by the rebuilt ultra-class haul trucks now owned by MNALP.
We recorded income tax expense of $5.0 million and $10.2 million for the three and nine months ended September 30, 2022, respectively. Income tax benefit and expense relates to income excluding equity earnings in affiliates and joint ventures.
Net income and comprehensive income
For the three months ended September 30, 2022, we recorded $20.6 million of net income and comprehensive income available to shareholders (basic net income per share of $0.75 and diluted net income per share of $0.65), compared to $14.0 million net income and comprehensive income available to shareholders (basic net income per share of $0.49 and diluted net income per share of $0.44) recorded for the same period last year.
For the nine months ended September 30, 2022, we recorded $41.7 million net income and comprehensive income available to shareholders (basic net income per share of $1.49 and diluted net income per share of $1.33), compared to $36.1 million net income and comprehensive income available to shareholders (basic net income per share of $1.28 and diluted net income per share of $1.16) for the same period last year.

Management's Discussion and Analysis September 30, 2022	M-8	North American Construction Group Ltd.

The table below provides the calculation of our adjusted EPS:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Net income	20,220	13,973	41,291	36,100
Interest from convertible debentures (after tax)	1,486	1,478	4,405	2,931
Diluted net income available to common shareholders	$21,706	$15,451	$45,696	$39,031

Adjusted net earnings(i)	$17,558	$14,127	$36,875	$41,467

Weighted-average number of common shares	26,836,133	28,436,974	27,737,971	28,281,510
Weighted-average number of diluted common shares	33,347,596	35,196,059	34,365,454	33,543,387

Basic net income per share	$0.75	$0.49	$1.49	$1.28
Diluted net income per share	$0.65	$0.44	$1.33	$1.16
Adjusted EPS(i)	$0.65	$0.50	$1.33	$1.47
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021(iv)	Q1 2021(iv)	Q4 2020(iv)
Revenue	$191.4	$168.0	$176.7	$181.0	$166.0	$139.3	$167.8	$136.1
Gross profit	24.6	12.4	22.0	23.1	21.7	14.5	31.2	22.6
Adjusted EBITDA(i)	60.1	41.6	57.7	56.3	47.5	42.4	61.1	45.2
Net income and comprehensive income	20.6	7.5	13.5	15.3	14.0	2.7	19.4	10.0
Basic net income per share(ii)	$0.75	$0.27	$0.48	$0.54	$0.49	$0.10	$0.68	$0.34
Diluted net income per share(ii)	$0.65	$0.25	$0.43	$0.48	$0.44	$0.09	$0.62	$0.32
Adjusted EPS(i)(ii)	$0.65	$0.17	$0.51	$0.59	$0.50	$0.32	$0.65	$0.36

Cash dividend per share(iii)	$0.08	$0.08	$0.08	$0.04	$0.04	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2021.

Management's Discussion and Analysis September 30, 2022	M-9	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	September 30, 2022	December 31, 2021	Change
Cash	$23,187	$16,601	$6,586
Working capital assets
Accounts receivable	$87,192	$68,787	$18,405
Contract assets	10,938	9,759	1,179
Inventories	44,142	44,544	(402)
Contract costs	207	2,673	(2,466)
Prepaid expenses and deposits	11,150	6,828	4,322
Working capital liabilities
Accounts payable	(85,116)	(76,251)	(8,865)
Accrued liabilities	(23,440)	(33,389)	9,949
Contract liabilities	(157)	(3,349)	3,192
Total net current working capital (excluding cash)	$44,916	$19,602	$25,314

Property, plant and equipment	645,454	640,950	4,504
Total assets	917,369	869,278	48,091

Credit Facility(i)	180,000	110,000	70,000
Finance lease obligations(i)	42,975	54,721	(11,746)
Financing obligations(i)	36,509	47,945	(11,436)
Promissory notes(i)	12,685	13,210	(525)
Senior debt(ii)	$272,169	$225,876	$46,293
Convertible debentures(i)	129,750	129,750	—
Mortgage(i)	29,427	30,000	(573)
Total debt(ii)	$431,346	$385,626	$45,720
Cash	(23,187)	(16,601)	(6,586)
Net debt(ii)	$408,159	$369,025	$39,134
Total shareholders' equity	281,059	278,463	2,596
Invested capital(ii)	$689,218	$647,488	$41,730
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at September 30, 2022, we had $23.2 million in cash and $87.6 million of unused borrowing availability on the Credit Facility for a total liquidity of $110.8 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at September 30, 2022, our total available capital liquidity was $161.6 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee.

(dollars in thousands)	September 30, 2022	December 31, 2021
Credit Facility limit	$300,000	$325,000
Finance lease borrowing limit	175,000	150,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(272,169)	(225,876)
Letters of credit	(32,413)	(33,884)
Joint venture guarantee	(51,956)	(18,719)
Cash	23,187	16,601
Total capital liquidity	$161,649	$233,122

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2022	M-10	North American Construction Group Ltd.

As at September 30, 2022, we had $3.8 million in trade receivables that were more than 30 days past due, compared to $1.4 million as at December 31, 2021. As at September 30, 2022 and December 31, 2021, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the creditworthiness of our customers. As at September 30, 2022, holdbacks totaled $0.4 million, on par with $0.4 million as at December 31, 2021.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Purchase of PPE	$31,205	$28,557	$83,591	$86,626
Additions to intangibles	642	177	3,258	745
Gross capital expenditures	$31,847	$28,734	$86,849	$87,371
Proceeds from sale of PPE	(322)	(6,779)	(2,367)	(15,597)
Change in capital inventory and capital work in progress	(947)	(6,354)	(6,019)	(8,921)
Capital expenditures, net(i)	$30,578	$15,601	$78,463	$62,853
Lease additions	—	4,175	8,695	19,198
Capital additions(i)	$30,578	$19,776	$87,158	$82,051
(i)See "Non-GAAP Financial Measures".

Sustaining and Growth Additions	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Sustaining	$30,578	$15,588	$78,463	$62,793
Growth	—	13	—	60
Capital expenditures, net(i)	$30,578	15,601	$78,463	$62,853
Sustaining	—	4,175	8,695	19,198
Growth	—	—	—	—
Lease additions	$—	4,175	$8,695	$19,198
Sustaining	30,578	19,763	87,158	81,991
Growth	—	13	—	60
Capital additions(i)	$30,578	$19,776	$87,158	$82,051
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended September 30, 2022 are $30.6 million ($19.8 million in the prior year) and $87.2 million ($82.1 million in the prior year) for the nine months ended September 30, 2022. Both the current quarter and current year capital additions are comprised fully of sustaining capital additions which were exclusively dedicated to routine capital maintenance activities required to maintain the current fleet. Earlier in the year, smaller heavy equipment assets were purchased for the summer construction season.
We finance a portion of our heavy construction fleet through finance leases. For the nine months ended September 30, 2022 sustaining capital additions financed through finance leases was $8.7 million ($19.2 million for the same period in 2021). Our equipment fleet is currently split among owned (61%), finance leased (34%) and rented equipment (5%).
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2021.

Management's Discussion and Analysis September 30, 2022	M-11	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$31,432	$32,185	$91,102	$99,285
Cash used in investing activities	(28,042)	(31,762)	(79,945)	(74,968)
Cash provided by (used in) financing activities	7,698	(1,370)	(4,969)	(52,737)
Increase (decrease) in cash	$11,088	$(947)	$6,188	$(28,420)
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities prior to change in working capital(i)	$39,810	$31,516	$118,037	$119,637
Net changes in non-cash working capital	(8,378)	669	(26,935)	(20,352)
Cash provided by operating activities	$31,432	$32,185	$91,102	$99,285

(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended September 30, 2022 was $31.4 million, compared to cash provided by operating activities of $32.2 million for the three months ended September 30, 2021. The decrease in cash flow in the current period is largely a result of changes in working capital, offset by an increase to net income. Cash provided by operating activities for the nine months ended September 30, 2022 was $91.1 million, compared to cash provided by operating activities of $99.3 million for the nine months ended September 30, 2021.
Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Accounts receivable	$(20,032)	$(16,319)	$(18,405)	$(28,286)
Contract assets	(1,032)	(5,099)	(1,179)	(3,504)
Inventories	3,260	(7,228)	402	(16,051)
Contract costs	936	182	2,466	(2,284)
Prepaid expenses and deposits	(6,654)	(1,135)	(4,012)	(483)
Accounts payable	11,471	20,743	8,865	25,754
Accrued liabilities	4,035	8,899	(11,880)	4,122
Contract liabilities	(362)	626	(3,192)	380
	$(8,378)	$669	$(26,935)	$(20,352)
Investing activities
Cash used in investing activities for the three months ended September 30, 2022 was $28.0 million, compared to cash used in investing activities of $31.8 million for the three months ended September 30, 2021. Current period investing activities largely relate to $31.2 million for the purchase of property, plant and equipment, partially offset by $0.3 million cash received on disposal of property, plant and equipment. Prior year investing activities included $28.6 million for the purchase of property, plant and equipment, partially offset by $6.8 million cash received on the disposal of property, plant and equipment, and the acquisition of DGI for net cash consideration of $11.4 million.
Cash used in investing activities for the nine months ended September 30, 2022 was $79.9 million, compared to cash used in investing activities of $75.0 million for the nine months ended September 30, 2021. Current year to date investing activities largely relate to $83.6 million for the purchase of property, plant and equipment, partially offset by $2.4 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $86.6 million for the purchase of property, plant and equipment, the acquisition of DGI for net cash consideration of $11.4 million, offset by $15.6 million in proceeds from the disposal of property, plant and equipment and a $7.1 million gain from the settlement of a derivative financial instrument.

Management's Discussion and Analysis September 30, 2022	M-12	North American Construction Group Ltd.

Financing activities
Cash provided by financing activities during the three months ended September 30, 2022 was $7.7 million, which included $40.0 million in proceeds from long-term debt offset by $5.5 million of long-term debt repayments, $6.7 million in finance lease obligation repayments, $15.8 million expended on the share purchase program, and dividend payments of $2.2 million. Cash used in financing activities during the three months ended September 30, 2021 was $1.4 million, which included proceeds from long-term debt of $19.9 million, offset by $4.6 million of long-term debt repayments, and $10.2 million in finance lease obligation repayments.
Cash used in financing activities during the nine months ended September 30, 2022 was $5.0 million, which included $83.4 million in proceeds from long-term debt offset by $25.9 million of long-term debt repayments, $20.4 million in finance lease obligation repayments, $34.1 million expended on the share purchase program, and dividend payments of $5.6 million. Cash used in financing activities during the nine months ended September 30, 2021 was $52.7 million, which included $116.4 million in proceeds from long-term debt offset by $114.1 million of long-term debt repayments, $26.7 million in finance lease obligation repayments, $16.5 million expended on the share purchase program, $3.5 million from financing fees for the 5.50% convertible debentures, and dividend payments of $3.3 million.
Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$31,432	$32,185	$91,102	$99,285
Cash used in investing activities	(28,042)	(31,762)	(79,945)	(74,968)
Capital additions financed by leases	—	(4,175)	(8,695)	(19,198)
Add back:
Growth capital additions	—	13	—	60
Acquisition of DGI Trading Pty Limited	—	13,724	—	13,724
Free cash flow(i)	$3,390	$9,985	$2,462	$18,903
(i)See "Non-GAAP Financial Measures".
Free cash flow was $3.4 million in the quarter as adjusted EBITDA generated $60.1 million, detailed above, and when netted against sustaining capital additions ($30.6 million) and cash interest paid ($6.9 million) produced positive cash of $22.6 million and translated well into overall free cash flow. Routine fluctuations in working capital balances which required cash in the quarter ($8.3 million) and cash managed within the various joint ventures both had similar and significant impact on free cash flow in the quarter. Similar to Q2 2021, the ultra-class rebuild program reduced work-in-progress inventories in the quarter as the commissioning and sale of certain units to MNALP occurred in September.
Free cash flow for the nine months ended September 30, 2022 was $2.5 million. Highlighting the significant impact of timing, positive cash flow of $55.7 million was generated by adjusted EBITDA of $159.5 million, offset by sustaining capital additions of $87.2 million, and cash interest paid of $16.6 million.

Management's Discussion and Analysis September 30, 2022	M-13	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of September 30, 2022, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at September 30, 2022 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2022	2023	2024	2025	2026 and thereafter
Credit Facility	$214,146	$2,846	$11,289	$11,320	$188,691	$—
Convertible debentures	162,987	1,715	6,861	6,861	6,861	140,689
Mortgage	43,251	446	1,783	1,783	1,783	37,456
Promissory notes	13,426	1,580	6,257	3,456	1,735	398
Finance leases (i)	44,654	6,555	20,096	11,721	3,427	2,855
Operating leases(ii)	16,785	389	1,340	1,014	1,724	12,318
Non-lease components of lease commitments(iii)	119	49	84	(28)	7	7
Financing obligations	37,971	3,711	14,846	15,099	2,204	2,111
Supplier contracts	13,653	13,653	—	—	—	—
Contractual obligations	$546,992	$30,944	$62,556	$51,226	$206,432	$195,834
(i)Finance leases are net of receivable on heavy equipment operating subleases of $5,621 (2022 - $1,124; 2023 - $4,497).
(ii)Operating leases are net of receivables on subleases of $3,003 (2022 - $668; 2023 - $1,669; 2024 - $666).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $692 (2022 - $211; 2023 - $446; 2024 - $35). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $547.0 million as at September 30, 2022 increased from $471.9 million as at December 31, 2021, primarily as a result of the increase to the Credit Facility of $93.3 million and an increase to supplier contracts of $5.6 million, offset by a decrease in convertible debentures of $5.9 million, a decrease to finance leases of $6.6 million, and a decrease to financing obligations of $12.4 million.
We have no off-balance sheet arrangements.
Credit Facility
On September 20, 2022, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million, with the ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions, and permits finance lease debt to a limit of $175.0 million. This amended facility matures on October 8, 2025, with an option to further extend on an annual basis, subject to certain conditions. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at September 30, 2022, the Credit Facility had borrowings of $180.0 million (December 31, 2021 - $110.0 million) and $32.4 million in issued letters of credit (December 31, 2021 - $33.9 million). At September 30, 2022, our borrowing availability under the Credit Facility was $87.6 million (December 31, 2021 - $181.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at September 30, 2022, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For complete discussion on our covenants, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.

Management's Discussion and Analysis September 30, 2022	M-14	North American Construction Group Ltd.

Debt ratings
On March 28, 2022 S&P Global Ratings ("S&P") reiterated our Company outlook as "stable" and maintained our long-term corporate credit rating at "B+". For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2021.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 24, 2022, there were 27,827,282 voting common shares outstanding, which included 1,406,461 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,398,621 common shares classified as treasury shares at September 30, 2022).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	September 30, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures maybe be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company is required to pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Share purchase program
On April 9, 2021, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,000,000 common shares were authorized to be purchased. The NCIB terminated on April 8, 2022. During 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB at an average price of $14.86 per share. This resulted in a decrease of common shares of $0.3 million and a decrease to additional paid-in capital of $0.2 million. During the nine months ended September 30, 2022, 82,592 shares at an average price of $17.92 per share

Management's Discussion and Analysis September 30, 2022	M-15	North American Construction Group Ltd.

were purchased and cancelled which decreased common shares by $0.7 million and additional paid-in capital by $0.8 million. On a combined basis, a total of 119,592 shares were purchased and cancelled under this NCIB.
On April 11, 2022, we commenced a NCIB under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the nine months ended September 30, 2022, we purchased and subsequently cancelled 2,113,054 shares under this NCIB, at an average price of $15.45 per share. This resulted in a decrease to common shares of $16.8 million and a decrease to additional paid-in capital of $15.8 million. This NCIB is now completed.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at September 30, 2022:

(dollars in thousands)	Sep 30, 2022	Dec 31, 2021
Performance obligations per financial statements	$67,655	$141,440
Add: undefined committed volumes	671,549	699,562
Backlog	$739,204	$841,002
Equity method investment backlog	801,801	830,943
Combined Backlog	$1,541,005	$1,671,945
Backlog decreased $101.8 million while combined backlog decreased by $130.9 million on a net basis, during the nine months ended September 30, 2022.
Revenue generated from backlog during the nine months ended September 30, 2022 was $399.7 million and we estimate that $167.1 million of our backlog reported above will be performed over the balance of 2022 (full year estimate of $566.7 million). For the year ended December 31, 2021, revenue generated from backlog was $355.8 million.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2021.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.

Management's Discussion and Analysis September 30, 2022	M-16	North American Construction Group Ltd.

"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes, and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense, and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization, and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgage related to NACG Acheson Ltd., and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash

Management's Discussion and Analysis September 30, 2022	M-17	North American Construction Group Ltd.

available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of September 30, 2022 such disclosure controls and procedures were effective.

Management's Discussion and Analysis September 30, 2022	M-18	North American Construction Group Ltd.

Management’s report on internal control over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three and nine months ended September 30, 2022 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2022, we had 200 salaried employees (September 30, 2021 - 196 salaried employees) and 1,639 hourly employees (September 30, 2021 - 1,563 hourly employees) in our western Canadian operations (excluding employees employed by the Nuna Group of Companies). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (September 30, 2021 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
Our expectation that our projected free cash flows for the full year 2022, in the range of $65 to $75 million, updated from previous reporting to reflect cash flow timing from our joint ventures as well as increased cash interest to be paid, and full year 2023, in the range of $85 to $105 million, will improve our liquidity position. We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.

Key measures	2022	2023
Adjusted EBITDA	$220 - $235M	$235 - $260M
Sustaining capital	$105 - $110M	$120 - $130M
Adjusted EPS	$1.90 - $2.10	$2.05 - $2.25
Free cash flow	$65 - $75M	$85 - $105M

Capital allocation
Deleverage	$5 - $15M
Shareholder activity (dividends, NCIB, trust purchases)	~$45M
Growth spending	~$15M
Share count reduction	~7%

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.4x - 1.8x

Management's Discussion and Analysis September 30, 2022	M-19	North American Construction Group Ltd.

FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•All statements in the Outlook section of this MD&A setting out financial guidance.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•Our estimates of the degree to which actual work performed under our contracts over their terms will exceed initial contractual backlog determinations.
•Our estimation that our recent acquisition of ML Northern Services Ltd. will pay back our investment within three years.
•Our expectation that we will continue to maintain compliance with our financial covenants for at least the next twelve-month period.
•Our expectation that projected free cash flows for 2022 and 2023 will improve liquidity.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in the remainder of 2022 and into 2023;
•oil sands production continuing to be resilient;
•continuing demand for heavy construction and earth-moving services, including that actual demand will exceed contractually committed demand at levels consistent with past experience;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our ability to attract, develop, and retain skilled tradespeople;
•our continued ability to access sufficient funds to meet our funding requirements;

Management's Discussion and Analysis September 30, 2022	M-20	North American Construction Group Ltd.

•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects, and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency, and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2021 and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2021 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended September 30, 2022. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2021.
Risk Factors Related to COVID-19
While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.

Management's Discussion and Analysis September 30, 2022	M-21	North American Construction Group Ltd.

ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2021, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2022	M-22	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2022	December 31, 2021
Assets
Current assets
Cash		$23,187	$16,601
Accounts receivable	4	87,192	68,787
Contract assets	5(b)	10,938	9,759
Inventories	6	44,142	44,544
Prepaid expenses and deposits		11,150	6,828
Assets held for sale		384	660
		176,993	147,179
Property, plant and equipment, net of accumulated depreciation of $372,973 (December 31, 2021 – $339,505)		645,454	640,950
Operating lease right-of-use assets		15,540	14,768
Investments in affiliates and joint ventures	7	69,363	55,974
Other assets		2,602	6,000
Goodwill and intangible assets		7,043	4,407
Deferred tax assets		374	—
Total assets		$917,369	$869,278
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$85,116	$76,251
Accrued liabilities		23,440	33,389
Contract liabilities	5(b)	157	3,349
Current portion of long-term debt	8	20,557	19,693
Current portion of finance lease obligations		21,285	25,035
Current portion of operating lease liabilities		2,971	3,317
		153,526	161,034
Long-term debt	8	363,237	306,034
Finance lease obligations		21,690	29,686
Operating lease liabilities		12,730	11,461
Other long-term obligations		19,917	26,400
Deferred tax liabilities		65,210	56,200
		636,310	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2022 - 27,827,282 (December 31, 2021 – 30,022,928))	9(a)	229,455	246,944
Treasury shares (September 30, 2022 - 1,398,621 (December 31, 2021 - 1,564,813))	9(a)	(16,324)	(17,802)
Additional paid-in capital		21,046	37,456
Retained earnings		46,482	11,863
Accumulated other comprehensive income		400	2
Shareholders' equity		281,059	278,463
Total liabilities and shareholders’ equity		$917,369	$869,278
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Revenue	5	$191,383	$165,962	$536,122	$473,142
Cost of sales	10(b)	140,440	122,825	393,756	326,823
Depreciation		26,376	21,426	83,408	78,966
Gross profit		24,567	21,711	58,958	67,353
General and administrative expenses	10(b)	7,013	7,074	18,297	30,037
(Gain) loss on disposal of property, plant and equipment		(95)	264	1,069	(348)
Operating income		17,649	14,373	39,592	37,664
Interest expense, net	11	6,522	4,845	16,769	13,782
Equity earnings in affiliates and joint ventures	7	(14,076)	(6,833)	(28,652)	(16,279)
Net realized and unrealized gain on derivative financial instruments		—	—	—	(2,737)
Income before income taxes		25,203	16,361	51,475	42,898
Current income tax expense		701	572	1,198	572
Deferred income tax expense		4,282	1,816	8,986	6,226
Net income		$20,220	$13,973	$41,291	$36,100
Other comprehensive income
Unrealized foreign currency translation gain (loss)		382	(6)	398	(6)
Comprehensive income		$20,602	$13,967	$41,689	$36,094
Per share information
Basic net income per share	9(b)	$0.75	$0.49	$1.49	$1.28
Diluted net income per share	9(b)	$0.65	$0.44	$1.33	$1.16
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443
Net income	—	—	—	36,100	—	36,100
Unrealized foreign currency translation loss	—	—	—	—	(6)	(6)
Dividends ($0.12 per share)	—	—	—	(3,253)	—	(3,253)
Exercise of stock options	730	—	(289)	—	—	441
Share purchase program	(8,979)	—	(7,540)	—	—	(16,519)
Purchase of treasury shares	—	(5,434)	—	—	—	(5,434)
Stock-based compensation	—	5,701	(2,450)	—	—	3,251
Balance at September 30, 2021	$246,815	$(17,735)	$36,257	$(2,308)	$(6)	$263,023

Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	41,291	—	41,291
Unrealized foreign currency translation gain	—	—	—	—	398	398
Dividends ($0.24 per share)	—	—	—	(6,672)	—	(6,672)
Share purchase program	(17,489)	—	(16,643)	—	—	(34,132)
Purchase of treasury shares	—	(1,915)	—	—	—	(1,915)
Stock-based compensation	—	3,393	233	—	—	3,626
Balance at September 30, 2022	$229,455	$(16,324)	$21,046	$46,482	$400	$281,059
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Cash provided by (used in):
Operating activities:
Net income		$20,220	$13,973	$41,291	$36,100
Adjustments to reconcile to net cash from operating activities:
Depreciation		26,376	21,426	83,408	78,966
Amortization of deferred financing costs	11	242	311	792	752
(Gain) loss on disposal of property, plant and equipment		(95)	264	1,069	(348)
Net realized and unrealized gain on derivative financial instruments		—	—	—	(2,737)
Stock-based compensation expense (benefit)		437	(62)	(130)	9,963
Equity earnings in affiliates and joint ventures	7	(14,076)	(6,833)	(28,652)	(16,279)
Cash settlement of former director's deferred share unit plan		—	—	—	(2,300)
Dividends and advances received from affiliates and joint ventures	7	2,367	368	11,340	9,716
Other adjustments to cash from operating activities		57	253	(67)	(422)
Deferred income tax (benefit) expense		4,282	1,816	8,986	6,226
Net changes in non-cash working capital	12(b)	(8,378)	669	(26,935)	(20,352)
		31,432	32,185	91,102	99,285
Investing activities:
Acquisition of DGI Trading Pty Limited, net of cash acquired		—	(11,395)	—	(11,395)
Purchase of property, plant and equipment		(31,205)	(28,557)	(83,591)	(86,626)
Additions to intangible assets		(642)	(177)	(3,258)	(745)
Proceeds on disposal of property, plant and equipment		322	6,779	2,367	15,597
Investment in affiliates and joint ventures	7	—	—	(163)	(1,960)
Net repayments of loans from affiliates and joint ventures		3,483	1,588	4,700	3,090
Settlement of derivative financial instrument		—	—	—	7,071
		(28,042)	(31,762)	(79,945)	(74,968)
Financing activities:
Proceeds from long-term debt	8	40,000	19,905	83,400	116,355
Repayment of long-term debt	8	(5,468)	(4,618)	(25,934)	(114,084)
Financing costs		(300)	(34)	(300)	(3,543)
Repayment of finance lease obligations		(6,735)	(10,225)	(20,441)	(26,670)
Dividend payment	9(d)	(2,232)	(1,120)	(5,647)	(3,283)
Proceeds from exercise of stock options		—	—	—	441
Share purchase program	9(c)	(15,847)	—	(34,132)	(16,519)
Purchase of treasury shares	9(a)	(1,720)	(5,278)	(1,915)	(5,434)
		7,698	(1,370)	(4,969)	(52,737)
Increase (decrease) in cash		11,088	(947)	6,188	(28,420)
Effect of exchange rate on changes in cash		382	(6)	398	(6)
Cash, beginning of period		11,717	15,974	16,601	43,447
Cash, end of period		$23,187	$15,021	$23,187	$15,021
Supplemental cash flow information (note 12(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2022
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
3. Accounting pronouncements recently adopted
Debt with conversion and other options
The Company adopted the new standard for debt with conversion and other options effective January 1, 2022. In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this new standard did not have a material impact to the consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-5	North American Construction Group Ltd.

4. Accounts receivable

	September 30, 2022	December 31, 2021
Trade	$40,759	$51,774
Holdbacks	356	380
Accrued trade receivables	34,257	12,266
Contract receivables	$75,372	$64,420
Other	11,820	4,367
	$87,192	$68,787
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
5. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenue by source
Operations support services	$158,743	$151,364	$475,864	$435,591
Equipment and component sales	14,972	13,704	39,549	15,561
Construction services	17,668	894	20,709	21,990
	$191,383	$165,962	$536,122	$473,142

Revenue by commercial terms
Time & materials	$131,843	$117,257	$373,809	$298,285
Unit price	56,846	43,924	154,417	164,602
Lump-sum	2,694	4,781	7,896	10,255
	$191,383	$165,962	$536,122	$473,142

Timing of revenue recognized
As-invoiced	$129,337	$103,760	$394,087	$288,982
Cost-to-cost percent complete	47,074	48,498	102,486	168,599
Point-in-time	14,972	$13,704	39,549	15,561
	$191,383	$165,962	$536,122	$473,142
b) Contract balances
Contract assets:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Balance, beginning of period	$9,906	$5,413	$9,759	$7,008
Transferred to receivables from contract assets recognized at the beginning of the period	(7,565)	(5,413)	(6,052)	(7,008)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	3,046	6	3,046	6
Increases as a result of work completed, but not yet an unconditional right to consideration	5,551	10,506	4,185	10,506
Balance, end of period	$10,938	$10,512	$10,938	$10,512

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-6	North American Construction Group Ltd.

Contract liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Balance, beginning of period	$519	$1,266	$3,349	$1,512
Revenue recognized that was included in the contract liability balance at the beginning of the period	(519)	(464)	(3,349)	(694)
Increases due to cash received, excluding amounts recognized as revenue during the period	157	1,090	157	1,074
Balance, end of period	$157	$1,892	$157	$1,892
c) Transaction price allocated to the remaining performance obligations
For the three months remaining in 2022, the transaction price allocated to remaining performance obligations is $67,655. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
d) Contract costs
The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets:

	September 30, 2022	December 31, 2021
Fulfillment costs	$207	$2,673
During the nine months ended September 30, 2022, fulfillment costs of $641 were capitalized and $3,107 were amortized within cost of sales on the Consolidated Statement of Operations and Comprehensive Income (December 31, 2021 - $2,909 and $1,668, respectively).
6. Inventories

	September 30, 2022	December 31, 2021
Repair parts	$24,349	$19,519
Tires and track frames	2,215	2,617
Fuel and lubricants	1,934	1,832
Parts and supplies	28,498	23,968
Parts, supplies and components for equipment rebuilds	13,444	15,858
Customer rebuild work in process	2,200	4,718
	$44,142	$44,544
7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest
Nuna Group of Companies
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership	49%
Mikisew North American Limited Partnership	49%
ASN Constructors	30%
Red River Valley Alliance LLC	15%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-7	North American Construction Group Ltd.

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Balance, beginning of the period	$59,761	$48,007	$55,974	$46,263
Additions	—	—	163	2,321
Share of net income	14,076	6,833	28,652	16,279
Dividends and advances received from affiliates and joint ventures	(2,367)	(368)	(11,340)	(9,716)
Other adjustments	(2,107)	(1,536)	(4,086)	(2,211)
Balance, end of the period	$69,363	$52,936	$69,363	$52,936
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	September 30, 2022	December 31, 2021
Assets
Current assets	$207,052	$118,371
Non-current assets	130,061	42,406
Total assets	$337,113	$160,777
Liabilities
Current liabilities	$149,453	$82,926
Non-current liabilities	118,297	21,877
Total liabilities	$267,750	$104,803
Net investments in affiliates and joint ventures	$69,363	$55,974
Statements of Operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenues	$161,823	$88,531	$413,027	$224,149
Gross profit	15,084	10,933	35,040	24,454
Income before taxes	15,073	9,601	30,819	19,360
Net income	14,076	6,833	28,652	16,279
Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured, and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	September 30, 2022	December 31, 2021
Accounts receivable	$76,617	$31,050
Other assets	207	2,162
Accounts payable and accrued liabilities	293	286
The Company enters into transactions with a number of its joint ventures and affiliates consisting primarily of subcontractor services, equipment rental revenue, equipment and component sales, and management fees. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the nine months ended September 30, 2022 and 2021, revenue earned from these services was $439,085 and $218,957, respectively. The majority of services are being completed through the Mikisew North American Limited Partnership ("MNALP") which performs the role of contractor and sub-contracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At September 30, 2022, MNALP had accounts receivable of $69,714 on their balance sheet.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-8	North American Construction Group Ltd.

8. Long-term debt

	Note	September 30, 2022	December 31, 2021
Credit Facility	8(a)	$180,000	$110,000
Convertible debentures	8(b)	129,750	129,750
Mortgage		29,427	30,000
Financing obligations		36,509	47,945
Promissory notes		12,685	13,210
Unamortized deferred financing costs		(4,577)	(5,178)
		$383,794	$325,727
Less: current portion of long-term debt		(20,557)	(19,693)
		$363,237	$306,034
a) Credit Facility
On September 20, 2022, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million (down from $325.0 million) with the ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity to October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million (up from $150.0 million) and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount for finance leases of $175.0 million was expanded to include guarantees provided by the Company to a permitted joint venture, provided that the value of such obligations shall not exceed the permitted amount. As at September 30, 2022, the Company did not exceed these limits.
As at September 30, 2022, there was $32.4 million (December 31, 2021 - $33.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $87.6 million (December 31, 2021 - $181.1 million).
As at September 30, 2022, there was $43.6 million in borrowing availability under finance lease obligations (December 31, 2021 - $28.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees. As at September 30, 2022, there was $7.3 million borrowing availability under other borrowings (December 31, 2021 - $6.8 million).
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at September 30, 2022, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate (“SOFR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt”) is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property excluding the Company’s first securities interests on the Business Development Bank of Canada (“BDC”) mortgage.
The Company provides a guarantee for a revolving equipment lease credit facility of $60 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at September 30, 2022 the available balance on this facility was $8.9 million (December 31, 2021 - $28.1 million). At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-9	North American Construction Group Ltd.

b) Convertible debentures

	September 30, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
On June 1, 2021, the Company issued $65,000 aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9,750 aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2021	30,022,928	(1,564,813)	28,458,115
Retired through share purchase program	(2,195,646)	—	(2,195,646)
Purchase of treasury shares	—	(130,756)	(130,756)
Settlement of certain equity classified stock-based compensation	—	296,948	296,948
Issued and outstanding as at September 30, 2022	27,827,282	(1,398,621)	26,428,661

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-10	North American Construction Group Ltd.

b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Net income	$20,220	$13,973	$41,291	$36,100
Interest from convertible debentures (after tax)	1,486	1,478	4,405	2,931
Diluted net income available to common shareholders	$21,706	$15,451	$45,696	$39,031

Weighted-average number of common shares	26,836,133	28,436,974	27,737,971	28,281,510
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,396,028	1,565,054	1,512,048	1,755,970
Dilutive effect of stock options	—	78,596	—	60,985
Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	3,020,199	3,020,199	3,020,199	1,349,686
Weighted-average number of diluted common shares	33,347,596	35,196,059	34,365,454	33,543,387

Basic net income per share	$0.75	$0.49	$1.49	$1.28
Diluted net income per share	$0.65	$0.44	$1.33	$1.16
For the three and nine months ended September 30, 2022 and 2021, all securities were dilutive.
c) Share purchase program
During the nine months ended September 30, 2022, the Company completed the normal course issuer bid ("NCIB") which commenced on April 9, 2021 upon the purchase and cancellation of 82,592 common shares. The purchases resulted in a decrease of common shares of $665 and a decrease to additional paid-in capital of $816.
On April 11, 2022, the Company commenced a NCIB under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the three months ended September 30, 2022, the Company purchased and subsequently cancelled 1,061,745 shares under this NCIB, which resulted in a decrease of common shares of $8,441 and a decrease to additional paid-in capital of $7,403. During the nine months ended September 30, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease of common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete, with the purchase and cancellation of the maximum number of shares.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2021	February 16, 2021	0.04	March 4, 2021	April 9, 2021	$1,123
Q2 2021	April 27, 2021	0.04	May 28, 2021	July 9, 2021	1,123
Q3 2021	July 27, 2021	0.04	August 31, 2021	October 8, 2021	1,137
Q4 2021	October 26, 2021	0.04	November 30, 2021	January 7, 2022	1,138
Q1 2022	February 15, 2022	0.08	March 4, 2022	April 8, 2022	2,277
Q2 2022	April 26, 2022	0.08	May 27, 2022	July 8, 2022	2,232
Q3 2022	July 26, 2022	0.08	August 31, 2022	October 7, 2022	2,163
10. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability (included in accrued liabilities and other long-term obligations), accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-11	North American Construction Group Ltd.

have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	121,025	129,750	135,963
Financing obligations	Level 2	36,509	34,457	47,945	47,010
Mortgage	Level 2	29,427	24,401	30,000	29,756
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also significantly mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. For clarity, revenues from these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Customer A	28%	34%	31%	40%
Customer B	28%	24%	24%	29%
Customer C	20%	16%	20%	6%
Customer D	13%	14%	15%	19%
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is protected against inflation risk given the contracts in place due to annual contractual price increases but with the cost increases experienced at operating sites, the timing of contractual price increases poses a short-term risk to financial results. This risk is primarily due to the public reporting of index values lagging actual cost increases by one to three months.
The Company has been exposed to and managed the risks of the COVID-19 pandemic for over two years. The situation continues to evolve while markets and economies have stabilized, with governments and industry largely having removed the risk mitigation measures put in place in 2020. Should the material impacts of the pandemic re-emerge, the Company could be subject to adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program which ended October 2021. For the three months ended September 30, 2021, the Company recognized $1,419, presented as reductions in cost of sales and general and administrative expenses of $1,319 and $100, respectively. For the nine months ended September 30, 2021, the Company recognized $13,269, presented as reductions in cost of sales and general and administrative expenses of $12,413 and $856, respectively. No amounts were received in 2022.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-12	North American Construction Group Ltd.

11. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Credit Facility	$2,702	$1,445	$5,883	$5,032
Convertible debentures	1,729	1,729	5,132	3,415
Finance lease obligations	371	543	1,239	1,780
Mortgage	251	242	757	728
Promissory notes	142	110	378	324
Financing obligations	281	391	958	1,196
Amortization of deferred financing costs	242	311	792	752
Interest expense	$5,718	$4,771	$15,139	$13,227
Other interest expense, net	804	74	1,630	555
	$6,522	$4,845	$16,769	$13,782
12. Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Cash paid during the period for:
Interest	$6,867	$3,960	$16,629	$11,300
Cash received during the period for:
Interest	1	12	22	68
Operating subleases included in cash from operations	1,566	2,076	5,441	6,406
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	—	4,175	8,695	19,198
Increase in assets held for sale, offset by property, plant and equipment	568	3,808	3,016	7,828
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	—	—	(362)
Non-cash working capital exclusions:
Net increase in inventory due to transfer from property, plant and equipment	—	437	—	437
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	639	223
Net increase in accrued liabilities related to the current portion of deferred stock units liability	—	—	—	1,725
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	(2)	—	(1,195)	—
Net increase in accrued liabilities related to taxes payable	—	—	(350)	—
Net decrease (increase) in accrued liabilities related to dividend payable	96	(14)	(1,025)	30
Non-cash working capital transactions related to acquisition of DGI:
Increase in accounts receivable	—	1,910	—	1,910
Increase in inventory	—	13,713	—	13,713
Increase in prepaid expenses	—	971	—	971
Increase in accounts payable	—	(3,605)	—	(3,605)
Increase in accrued liabilities	—	(2,307)	—	(2,307)

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-13	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Operating activities:
Accounts receivable	$(20,032)	$(16,319)	$(18,405)	$(28,286)
Contract assets	(1,032)	(5,099)	(1,179)	(3,504)
Inventories	3,260	(7,228)	402	(16,051)
Contract costs	936	182	2,466	(2,284)
Prepaid expenses and deposits	(6,654)	(1,135)	(4,012)	(483)
Accounts payable	11,471	20,743	8,865	25,754
Accrued liabilities	4,035	8,899	(11,880)	4,122
Contract liabilities	(362)	626	(3,192)	380
	$(8,378)	$669	$(26,935)	$(20,352)
13. Subsequent events
On October 1, 2022, the Company acquired ML Northern Services Ltd., a privately-owned heavy equipment company specializing in mobile fuel, lube and steaming services based in Fort McMurray, Alberta, for an estimated purchase price of $15.0 million, net of cash acquired and funded through existing debt facilities. The purchase price is approximately equal to the net tangible assets, comprised primarily of equipment. The Company is in the process of evaluating the appropriate accounting treatment and valuing amounts for the major classes of assets and liabilities acquired, intangible assets and preacquisition contingencies in order to allocate the purchase price.
On October 4, 2022, the Company entered into a total return swap agreement in relation to up to 1,000,000 of NACG's common shares with a notional value of approximately $15.0 million for a twelve-month period. Subject to certain conditions, the agreement may be unwound prior to its maturity, either in whole or in part. The counterparty to this agreement is a highly rated Canadian financial institution.

Interim Consolidated Financial Statements (Unaudited) September 30, 2022	F-14	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2022.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2022 and ended on September 30, 2022 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 26, 2022

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended September 30, 2022.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2022 and ended on September 30, 2022 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 26, 2022

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer